INCORPORATED WITH LIMITED LIABILITY WITH REG. NO. 200010145R
INTERNATIONAL & SINGAPORE LAWYERS

#27-01 Millenia Tower
1 Temasek Avenue
Singapore 039192

Tel: +65 6338 1888


05006938

29 March 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA DHL

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), enclosed are the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at 011-65-6434-2555 or by facsimile at 011-65-6337-5100 in Singapore if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Very truly yours,

Karen M. Mower

Karen M. Mower

3/31

(Enclosures)

c.c. Graham Davie, Redflex Holdings Limited

Schedule I

Documents made public since the last submission on February 14, 2005:

Tab	Date	Item	Description
1.	March 22, 2005	Company Announcement	New Contract - Minneapolis
2.	March 18, 2005	Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement	Shares issued pursuant to the Redflex Executive Share Plan approved by shareholders in general meeting November 30, 2001
		Appendix 3Y - Change of Director's Interest Notice	Graham W Davie
3.	March 10, 2005	Company Announcement	New Contract - Union City California
4.	March 9, 2005	Form 604 - Notice of Change of Interests of Substantial Holder	Renaissance Smaller Companies Pty Ltd
5.	March 4, 2005	Form 603 - Notice of Initial Substantial Holder	National Australia Bank Limited Group
6.	March 4, 2005	Company Presentation	Presentation on Redflex Business Developments
7.	March 4, 2005	Form 604 - Notice of Change of Interests of Substantial Holder	JPMorgan Chase & Co. and its affiliates
8.	March 2, 2005	Company Presentation	Melbourne Presentation
		Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement	Shares issued on the exercise of unlisted employee options
9.	February 21, 2005	Half Yearly Report	For Half-Year Ended December 31, 2004



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract - Minneapolis

22 March 2005: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in the City of Minneapolis in the State of Minnesota. Minneapolis has a population of 375,000 and is a twin city with St Paul with a combined population of over 660,000.

Under the contract executed Redflex will deliver a red light photo enforcement program for up to 16 intersections over five years with two options for one year extensions. The City has the right to include an additional 30 intersections based upon program effectiveness in meeting city specified program goals over the term of the contract.

Bruce Higgins President and CEO of Redflex Traffic Systems in commenting on the programs said "The award of the red light enforcement pilot program with the City of Minneapolis is an important step in bringing our public safety program to the State of Minnesota and marks our 12th State under contract within the USA and our 75th city relationship world wide. The State of Minnesota has a population of 4,387,000. The City of Minneapolis has approximately 14,000 traffic accidents a year, 3,100 accident-related injuries and 17-18 deaths per year. Accidents that result from cars running red lights are particularly dangerous because they are side collisions, wherein drivers and passengers have less protection. The Redflex system is proven to improve driver behaviour. Redflex will work closely with the city to deliver a photo enforcement solution in 16 intersections initially, with installations beginning in April, May and June. Redflex competed in a selection process against five other potential vendors, four USA based and one Australian company."

Redflex Traffic Systems Inc has contracts with 75 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America. With contracts in 60 cities and towns across twelve states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	77,615
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ◦ the date from which they do ◦ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the Redflex Executive Share Plan approved by shareholders in general meeting 30 November 2001.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,390,045	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,500,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,200,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 77,615 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ◦ the date from which they do ◦ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ◦ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.
- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
18 March 2005

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM W DAVIE
Date of last notice	8 December 2004
Date of this notice	18 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	17 March 2005
No. of securities held prior to change	As the registered holder 971,922 Ordinary Shares (RDF) As not the registered holder 117,764 Ordinary Shares (RDF)
Class	RDF
Number acquired	77,615
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	As the registered holder 1,049,537 Ordinary Shares (RDF) As not the registered holder 117,764 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the Redflex Executive Share Plan approved by shareholders in general meeting on 30 November 2001.

Part 2 – Change of director's interests in contracts

Detail of contract	No change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



Redflex Holdings Limited

ACN 069 306 216

31 Market Street, South Melbourne, Victoria, Australia 3205

Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract - Union City California

10 March 2005: The directors are pleased to announce that Redflex Traffic Systems Inc, a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program in Union City in the State of California. Union City has a population of 69,000 and is located in the south east bay area of San Francisco.

Redflex will deliver a red light enforcement program for Union City close by Redflex's existing program in the City of Fremont. The contract is for up to 20 approaches for five years with two options for two year extensions. Redflex will be paid a fee of US$6,070 per month per approach installed.

Redflex Traffic Systems Inc has contracts with 74 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in North America. With contracts in 59 cities and towns across eleven states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Redflex Holdings Limited

ACN/ARSN

1. Details of substantial holder (1)

Name Renaissance Smaller Companies PtyLtd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 03/03/05

The previous notice was given to the company on 20/12/04

The previous notice was dated 16/12/04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest(3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	4,270,988	5.02%*	5,216,922	6.12%*

*BASED ON ISSUED CAPITAL OF 85,312,435 SHARES

3. Changes in relevant interests

Particulars of each change in, or change in the nature of a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
03/03/05	Renaissance Smaller Companies Pty Ltd	Acquisition of 81,038 shares	($299,710)	81,038 FPO	81,038

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of ceased to be associates of or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the companyor scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here date 9 / 3 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law.*

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

2005 MAR 31 P 1:53

RDF

To:Company Name/Scheme	**The Secretary** **Redflex Holdings Limited** **31 Market Street** **South Melbourne Vic 3205** **Fax: 9699 3566**
ACN/ARSN	**ACN 069 306 216**

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
MLC Investments Limited ACN 002 641 661 (5.02%)

The holder became a substantial holder on 02/03/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	4,278,002	4,278,002	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 4,278,002
TOTAL		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 4,278,002

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Investments Limited	03/11/2004 to 02/03/2005	$3.18 to $3.98		Ordinary 914,835

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
MLC Investments Limited ACN 002 641 661	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Investments Limited	Level 4 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

print name Susan Elizabeth Crook

Capacity
Associate Company Secretary for and on behalf of National Australia Bank Limited

signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
/ /

SE Crook
Associate Company Secretary

National Australia Bank Limited Group

(a) National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%)
Peterel Financing Limited
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated
Maroro Leasing Limited
New Zealand Card Services Limited
Screen Holdings No. 2 Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited
Screen Holdings No. 6 Limited

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC

National Australia Bank Capital LLC

National Australia Funding (Delaware) Inc

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings I LLC

(b) National Wealth Management Holdings Limited

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
National Wealth Management Services Ltd
MLC Asia Ltd

National Australia Financial Management Limited
MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd.
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited
Godfrey Pembroke Financial Services Limited (in Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
Hong Kong Wealth Management Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited

National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited
MLC Management Ltd
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
Wealth Management Mauritius Holdings Limited
PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

(c) National Australia Group Europe Limited

PMJI Inc
National Americas Holdings Ltd
National Australia Group Europe Investments Ltd
National Australia Group Europe PHC Limited
National Australia Group Europe Finance B.V.
National Australia UK Pension Trustee Ltd
Amber Liquid (UK) Investments Limited
National Australia Group SSP Trustee Ltd
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Industrial Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PFA Limited

National Europe Holdings Limited
National Australia Group Europe Services Ltd

National Europe Holdings (Ireland) Limited
Northern Bank Limited
Northern Asset Finance Ltd.
Northern Bank Industrial Leasing Ltd.
Northern Bank Nominees Ltd.
Northern Bank Pension Trust Ltd.
Causeway Credit Ltd.
Northern Bank Commercial Leasing Ltd.
Northern Bank Equipment Leasing Ltd
Northern Bank Development Corporation Ltd.
Nordev Properties Ltd.
Project Development (Balmoral) Ltd.
Northern Bank (I.O.M.) Ltd
Northern Bank Trust Company (I.O.M.) Ltd.
NAM Nominees Limited
Northern Bank Executor & Trustee Co. Ltd.
Northern Bank Factors Ltd.
Northern Bank Financial Services Ltd.
Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Irish Bank Limited
Forward Trust (Ireland) Ltd.
National Australia Group SSP (ROI) Trustee Ltd
National Irish Bank Financial Services Ltd.
National Irish Bank Nominees Ltd.
National Irish Bank Pensions Ltd.
National Irish Investment Bank Ltd.
Norfin Investments Ltd.
National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited

National Europe Holdings (GB) Ltd

Clydesdale Bank PLC
CB House Purchase Limited
National Australia Group CIF Trustee Ltd
CB Nominees Limited
CB Shelfco No. 1 Limited (In liquidation)
CB Trustee Nominees Limited
Clydesdale Bank Custodian Nominees Limited
Clydesdale Bank Asset Finance Limited
Clydesdale Bank Pension Trustee Limited
Clydesdale European Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank (London) Limited
Warren Collections Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)
Yorkshire Bank PLC
Yorkshire Bank Retail Services Ltd.
Fairhalsen Collections Ltd.
Storecard Ltd.
Eden Vehicle Rentals Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire International Finance B.V.
Northern and General Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Investments Ltd.
Yorkshire BIHK Limited
Yorkshire Bank Financial Services Ltd
Yorbank Nominees Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd I
YB Trust Company Ltd.
North British Finance Group Ltd.
MSRA UK Limited
North British Motor Finance Ltd
North British Finance Ltd
EVR Limited
Custom Fleet Limited

National Australia Group Services Limited

Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

(d) NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

(e) IMD Management Ltd (In Liquidation)

2 Other companies

(a) ARDB Limited

Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
NAF Trustee Limited

National Australia Corporate Advisory Limited
NAB Investments Limited

(b) National Australia Corporate Services Limited

Nautilus Insurance Pte. Ltd.
Nautilus Insurance (Europe) Ltd
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)

(c) Matrix Film Investment One Pty Limited

Matrix Film Investment Two Pty Limited
National Australia Finance (Asia) Limited
National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd
O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd
NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

(d) Guidestar Financial Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Rycee 4 Pty Ltd (85%)
Rycee 5 Pty Ltd (85%)
Rycee 6 Pty Ltd (85%)
National Australia Capital Securities (UK) PLC
National Australia Capital Securities (Jersey) Limited
Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

(e) Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
Messinia Pty Ltd (In Liquidation)
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)



Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Presentation

4 March 2005. A powerpoint presentation on Redflex's business developments is attached. This presentation will be given at 12 noon today at the ASX Theatrette in Melbourne. Shareholders, brokers and other interested people are welcome to attend.

For further information:
Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712


REDFLEX


One Year Chart

Redflex Holdings Limited

Investor Briefing

March 2005


REDFLEX

Redflex Holdings Limited

- **ASX Listed since 1997 - RDF**
- **85 Million shares on issue**
- **Market cap >$300 million**
- **Headquarters**
  31 Market Street, South Melbourne, Australia.
- **Staff**
  Approximately 240
- **Two divisions**
  Traffic & Communications




REDFLEX

Redflex Businesses

- **Traffic Photo Enforcement**
  - Red light camera systems
  - Speed camera systems
  - Combination Red light/speed
  - Toll enforcement
  - Time over distance speed
  - Weigh in motion
- **Communications**
  - Complex Communications for Defence & Government
  - Subject to divestment process


REDFLEX

Redflex Group Highlights

- **413% profit growth**
- **57% revenue growth**
- **Traffic Business in USA driving growth**
- **Growth expected to continue**
  - 401 cameras in USA at 31 Dec 04
  - 500+ cameras planned by 30 June 05
- **Expansion of global traffic business**
  - Inroads into Europe, South Africa & Asia
- **Harris Bank Facility of US$13 million**
- **Share Purchase Plan Raised $5.06 million**
- **Communications Business profitable**
- **American Depository Receipts (ADR) program in progress**
  - Launch and USA roadshow anticipated in April

82-34862


REDFLEX

Financial Performance

- **Net Profit After Tax (NPAT)**
  - Up 413% to $3.963 million
- **Revenue**
  - Up 56.7% to $21.79 million
- **EBITDA**
  - Up 142% to $7.69 million



82-34862


REDFLEX

Profit History


4000
3000
2000
1000
0
-1000
-2000
-3000
H1 03
H2 03
H1 04
H2 04
H1 05
NPAT

82-34862



REDFLEX

Profit By Division H1 FY05

Traffic	$4.760 million
Communications	$0.673 million
Corporate	$(1.428) million
Group	$4.005 million
Tax expense	$(0.042) million
NPAT	$3.963 million

82-34862


REDFLEX

Financial Position

- **Total Assets**
  - $72.4 million
  - Up 22% from $59.2 million in H2 04



- **Net Assets/Equity**
  - $56.8 million
  - Up 15% from $49.2 million in H2 04




REDFLEX

Cash Position Highlights

- $5.04 million received from Share Purchase Plan
- CAPX of $7.431 million compared to EBITDA of $7.690 million
- Harris Bank facility of USD 13 million drawn to USD 8.465 million
- Cash on hand at 31 December of $9.488 million
- Planned growth expected to be fundable from existing facilities and cash generated.


REDFLEX

Shareholder Value


One Year Chart
400
350
300
250
200
150
price (c)
Mar-2004
May-2004
Jul-2004
Sep-2004
Nov-2004
Jan-2005
Mar-2005
date
RDF


REDFLEX

Communications - Highlights

- **Moved to significant profitability**
  - H1 Operating profit $673,000
  - Up %1.54 million on previous corresponding period
- **New US Defence wins**
  - Battlefield Communications System – development phase well advanced
  - Secure Conference System
- **Major contract extensions with Lockheed & Tenix**
- **Selection on Lockheed Martin team for FAA project**
  - No further information available at this stage
- **R&D Grant of $2.8 million over 2.5 years**
  - Development program on track
  - New Switchplus Gen 3 technology being developed (ability to provide much larger systems solutions)
- **Divestment opportunity being pursued**

82-34862


REDFLEX

Communications - Business Model

- **Defence and Government Project Based Business**
  - Long duration projects, long sales lead time
  - Milestone payments
- **Clients - Governments & Large Prime Contractors**
  - Lockheed Martin
  - Northrop Grumman
  - Boeing
  - Thales
  - BAE
  - Raytheon
- **Project delivery times have been shortened**
  - Less Development - More standard product
  - Technology updated and enhanced



82-34862


REDFLEX

Communications – H1 2005 Performance

- H1 Revenue $3.4 million
- Operating profit for H1 $673,000
  - Up $1.54 million on previous corresponding period
- EBITDA - $1.17 million
- Second half expected to be profitable
- Recovery from difficult market conditions globally appears to be continuing.


800
600
400
200
0
-200
-400
-600
-800
-1000
H1 04
H2 04
H1 05
Profit





Traffic - Company Overview


Melbourne Office


Los Angeles Office


Scottsdale, Arizona Office

Redflex Traffic Systems Inc

- 100% owned by Redflex Holdings Limited (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 58 contracts in the USA
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999



Traffic - Company Overview (continued)

- **Redflex Traffic Systems Inc:**
  - Business arena: Photo Enforcement
  - Subsidiaries (100%)
    - Redflex Traffic Systems (California) Inc
    - Redflex Traffic Systems Pty Ltd (Australia)
  - Employees: 187 + 17 part time and contractors
  - Sales: A$ 31M CY04
  - Tangible Assets: A$ 54M
  - Website: www.redflex.com




REDFLEX

Market leadership



- **Outsourcing programs with local government for public safety**
  - Redflex is the largest provider of red light photo enforcement in the USA.
- **Advanced digital camera technology**
  - Redflex camera systems deliver a more efficient and higher quality evidence package than the competition.
- **Vehicle detection technology for both position and speed**
  - Redflex detection technology delivers better results based on public data than competing products.
- **End to end processing of photo enforcement citations**
  - Redflex is the leader in providing end to end process of photo enforcement in both software design and operation.
- **Construction and program implementation**
  - Redflex capability to design, install and commission leads the industry.


REDFLEX

Products and services



- Red-Light Enforcement
- Red-Light/Fixed Speed
- Roadside Fixed Speed



82-34862


REDFLEX

Products and services

- SMARTCAM®-DEPLOYMENT
- Mobile Photo Radar Speed Van






REDFLEX

Products and services

- Mobile Speed Enforcement
- Redflex LasercamTM







82-34862


REDFLEX

The Redflex End-to-End Turnkey Program


Image Capture, Encryption & Transmission
• Real-time Transmission
• Encrypted @ Site
• Remote Support
• Digital Still & Video Images (~7,000,000 pixel images). Vehicle ID on digital stills only
• Synchronized Flash Illumination
Installation & Maintenance Services
Citation Review & Data Verification
• Automated DMV Lookup
• 50-state DMV access
• Image & Data Verification
• 1st & 2nd Level Citation Review & Quality Assurance
• Image Archive (Oracle dB)
DMV
Archive
DMV Interfaces
Citation Review & Authorization
• Web-based Citation Review & Police Authorization
• Tracking & Management Reports
• Digital still photo's only as evidence
Reporting & Training
Print & Mail
• Warning Notices
• Color Citations
• Burst, fold, stuff
Maintenance & Support
• On-site
• Remote
• Routine
• Training
• Court/Adjudication Processing
• Evidence Packages
• Court Training
• Expert Witness Support
Customer Service
Public Awareness & Education

Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program



Redflex Secure Digital Integrated System Architecture



REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
SmartOps
Police
Authorization


REDFLEX

Back Office- Redflex Proprietary SmartOpsTM Processing Application



Scene "A"

(Double Left Turn Lane)

Vehicle clearly behind the limit line at 4/10ths of second into the red phase

Red phase clearly visible

Zoomed license plate image



Scene "B"

(Double Left Turn Lane)

Vehicle clearly committing the violation at 1.8 seconds into the red phase

Red phase clearly visible

Zoomed facial image


REDFLEX

Redflex Photo Enforcement Evidence with Combination SmartSceneTM Video Animation

- Smart Scene offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.




Strong market acceptance of this feature

82-34862


REDFLEX

Web Based Client Interfaces & Reports




POLICE
PARADISE
VALLEY
AZ


Online Reports


REDFLEX

Web-Based Citation Authorization


SmartOps
REDFLEX
Incident Detail
Sort Fields
Search
Incident List
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page

- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed


SmartOps
Incident Detail
Sort Fields
Search
Incident List

Citation Review Page >

(Double Left Turn Lane)

- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated


REDFLEX

Global Environment

- World Health Organization focus on traffic injury prevention in 2004.
  - Road accidents are the ninth leading contributor to global disease and injury.
  - 20 to 50 million people are injured in road accidents each year.
  - 3,240 deaths per day globally.
- USA red light running.
  - Fatalities estimated to exceed 900 annually.
  - Injuries estimated at ~175,000annually.
- Photo enforcement is a proven method of improving driver behavior and reducing accidents with 20 to 60% reduction in accidents at enforcement locations.
- Photo enforcement programs are generally self funding.
- Many developed countries are either expanding existing programs or creating new programs for enforcement.

Source: WHO Traffic Report 2004
USA Federal Highways Administration



REDFLEX TRAFFIC

- **United Kingdom**
  Mobile speed
- **Spain**
  Mobile speed camera
- **Ireland**
  Mobile speed camera
- **Cape Town, South Africa**
  Red light/speed
  Image viewing
- **Middle East**
  Red light camera
  Red light/speed
  Fixed speed
  Ticket processing system
- **Bahrain, Middle East**
  Red light camera
  Ticket processing system
- **Greece**
  Fixed speed cameras
- **New Zealand**
  Wet film processing support
- **Western Australia**
  Film scanning and ticket processing system
- **Queensland, Australia**
  Film scanning and ticket processing system
- **Victoria, Australia**
  Film scanning and ticket processing system
  Digital red light camera systems
  Point to Point speed enforcement
  Weigh in motion enforcement
- **New South Wales, Australia**
  Fixed speed cameras
  School zone speed
  Tunnel fixed speed
  Sydney Harbour Bridge
  Toll enforcement
  Liverpool Parramatta transit way
- **Tasmania, Australia**
  Mobile speed
  Fixed speed cameras
- **Canberra, Australia**
  Mobile speed
- **California, USA**
  Red light camera
  Mobile speed camera
- **Arizona, USA**
  Red light camera
  Mobile speed camera
  Fixed digital mobile speed
- **Ohio, USA**
  Red light camera
  Mobile speed camera
  Fixed and mobile speed
- **Oregon, USA**
  Red light camera
  Mobile speed camera
- **North Carolina, USA**
  Red light camera
- **New Mexico, USA**
  Red light camera
- **Illinois, USA**
  Red light camera
- **Colorado, USA**
  Red light camera
  Mobile speed camera
- **Georgia, USA**
  Red light camera
- **Virginia, USA**
  Red light camera
- **South Dakota, USA**
  Red light camera




REDFLEX

USA Market

- Photo enforcement is a high growth business within the USA.
- Less than 2% of the market penetrated for red light
- 15 States with enabling legislation
- Potential market is up to 70,000 systems
- Redflex IP portfolio provides a strong platform to exploit the market.
- Market demands reference clients, proven capability, experience, and financial strength to succeed.

Speed photo enforcement market	Potential red light enforcement market
• Market is small at present with mobile units in school zones and roadside • Wider community support emerging • Estimated market is US$ 4 to 10 Bn	• 350,000 signalized intersections • Average potential 4 directions within each =1,400,000 directions of travel • 1/20 to 1/40 enforced = 35,000 to 70,000 approaches • US$2.1 to 4.2 Bn potential p.a.


REDFLEX

USA Market Environment & Position


RED
LIGHT
PHOTO
ENFORCED

- **Potential market ~ 2,500 cities for red-light and speed programs**
- **115 existing programs**
- **500 intersections (~1030 approaches) with red light cameras installed.**
  - Digital - ~630 Wet film - ~400
- **Redflex digital market share - ~65% of installed red-light digital cameras**
- **Redflex contract base increased to 58 Cities.**


REDFLEX

Redflex USA Experience

- **58 Cities in 11 States under contract.**
- **Business model is dominated by Build-Own -Operate contracting model**
- **Redflex USA Headquarters is in Scottsdale Arizona**
- **428 Photo Enforcement systems delivered.**
  - 14 Photo Radar vans in 5 jurisdictions under contract.
  - 17 Fixed speed systems , AZ, OH, IL (additional 18 contracted)
  - 397 red light photo enforcement systems







Redflex Traffic Systems, Inc.



U.S. Customer Base

- Oxnard, CA
- Culver City, CA
- Inglewood, CA
- Compton, CA
- Bakersfield, CA
- Santa Ana, CA
- El Monte, CA
- Ventura, CA
- El Cajon, CA
- South Gate, CA
- Hawthorne, CA
- San Juan Capistrano, CA
- Fremont, CA
- Upland, CA
- San Jose, CA
- San Mateo, CA
- Poway, CA
- Marysville, CA
- Modesto, CA
- Garden Grove, CA
- Paramount, CA
- Maywood, CA
- Lynwood, CA
- Gardena, CA
- Fairfield, CA
- Vista, CA
- Encinitas, CA
- Oceanside, CA
- Escondido, CA
- Del Mar, CA
- Emeryville, CA
- Santa Clarita, CA
- Ridgecrest, CA
- Stockton, CA
- Beaverton, OR
- Medford, OR
- Dayton, OH
- Toledo, OH
- Sylvania, OH
- Northwood, OH
- Fort Collins, CO
- Chicago, IL
- Paradise Valley, AZ
- Chandler, AZ
- Scottsdale, AZ
- Rome, GA
- Savannah, GA
- Virginia Beach, VA
- Sioux Falls, SD
- Greenville, NC
- Stallings, NC
- Knightdale, NC
- Marshville, NC
- Cary, NC
- Monroe, NC
- Union County, NC
- Indian Trail, NC
- Albuquerque, NM

Global Operations

- Australia
- New Zealand
- Saudi Arabia
- South Africa
- Greece
- UK, Spain


REDFLEX

Global Experience In Photo Speed Enforcement

- **Technologies implemented and accepted for enforcement**
  - Mobile Photo Radar- Van Mounted Photo Enforcement
  - Mobile Photo Radar- Tripod Remote Deployed Photo Enforcement
  - Mobile Speed Laser- Photo Enforcement
  - Fixed Photo Radar- Photo Enforcement
  - Fixed Photo Speed- Piezo/Loop/Piezo Photo Enforcement
  - Fixed Speed Photo- Laser Detection Photo Enforcement


REDFLEX

Global Experience In Photo Speed Enforcement

Experience In 10 Countries

- USA
  - 4 States with Photo Radar (AZ, OH, CO, OR)
  - 20 fixed speed systems in 3 States, AZ, OH, IL
- United Kingdom
  - 4 Counties
- Greece
- Australia (5 States)
  - State of Victoria and New South Wales
  - State of Tasmania, Queensland and ACT
- New Zealand, Ireland
- Bahrain, Qatar, Abu Dhabi
- Taiwan


REDFLEX

RTS USA Business Model


RED LIGHT C


PHOTO
ENFORCED

- **Build Own Operate-USA & Canada Example**
  - 5 to 7 year contracts with cities for red-light programs.
  - Revenue stream based on system performance and driver behaviour.
  - Revenue models:
    - Fixed monthly fee or fee + per citation mix.
    - Fixed fee per citation issued or collected.
  - High quality debtors, payment on 30 days generally.
  - Typically 6 – 20 red-light camera systems per city.
  - City shares revenues with Redflex.
  - Accident/fatality reduction of 15 - 50% over time.
  - Model proven over contracts with 50 cities to date.
  - Redflex has 100% contract retention to date.


REDFLEX

Non-USA Business Model

- **Sales Model- Example Europe & Pacific region**
  - Sale of equipment to government departments or Police.
  - Sale or licence of back office system to support the citation issuance.
  - 1-5 year maintenance contracts and re-certification of installed systems.
  - Typically repeat business as programs grow and requirements change.
  - Profits and cash-flow available to reinvest.



Redflex Photo Enforcement Installation Trend

(USA Only)



401@ 30 Dec 2004
211@ 30 Dec 2003
90% Growth
Installed Systems
450
400
350
300
250
200
150
100
50
0
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04


REDFLEX

Redflex USA Camera Installation Rollout

Figure 7: US RL camera installations YTD vs peer group


Nestor
3%
1 contract
Transol
13%
4 contracts
Redflex
81%
25 contracts
Lasercraft
3%
1 contract

Source: Company data

Source: CSFB research report December 2004.


REDFLEX

Redflex Revenue Trends with USA Market

(Jan 2001 to Dec 2005)

Revenue Trends by City/County


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000

82-34862


REDFLEX

R&D- ~4% of revenues for FY05

- New Redflex HDX camera system deployed in USA revenue service and offers the ability to enforce up to eight lanes of traffic. Expected performance is 3 to 5 times competitive video based solutions.
- HDX high resolution system deployed to mobile photo radar van.
- Deployment of next generation point-to-point speed detection.
- Improvements to REDFLEXflash to allow prosecution over 7 lanes at night.
- Non-intrusive Red light systems delivered using video and radar detection.
- Next generation Web-enabled back office processing systems deployed.


REDFLEX

Intellectual Property Portfolio

Field Technologies

SMARTCAM®

Proprietary Digital Speed, Red Light, Red Light/Speed and Toll Enforcement Camera Systems

SMARTCAM® - DUAL

SMARTCAM Speed and Red Light Systems available as 'dual' Systems with frontal photography for driver identification

SMARTSCENE™

Enhanced SMARTCAM evidence set with Motion Video

SMARTCAM® - MOBILE

Mobile Radar Speed Camera System

DETECTION SYSTEMS

Piezo and loop Systems to detect speed and presence

NON-INTRUSIVE TECHNOLOGIES

- Slant radar and Tracking radar detection

Back-office technologies

REDFLEXSMARTOPS™

Large-scale notice processing system including vehicle/driver database and court systems

REDFLEXSMARTVIEW™

Digital image viewing system and low volume notice processing and printing systems

REDFLEXSMARTSCAN™

High speed high resolution film scanning systems for red light and speed enforcement

REDFLEXSMARTDIP™

Digital image processing system for processing of digital enforcement images

SMARTCAM® - CENTRAL

Administration, control and incident details downloading software




REDFLEX

Redflex Traffic Systems Financial Trends

(Group Results 6 Half Year Periods)


Calendar year growth 2003 Vs 2004
Revenue 63%
NPAT 163%
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
(2,000,000)
USD
Revenue
NPAT
EBITDA
Jan - Jun 2002
Jul - Dec 2002
Jan - Jun 2003
Jul - Dec 2003
Jan - Jun 2004
Jul - Dec 2004


REDFLEX

Sales & Marketing Performance

Highlights FY 05 YTD

USA



7 New Cities won

- City of Poway, CA
- City of Marysville, CA
- City of Albuquerque, NM
- City of Gardena, CA
- City of Modesto, CA
- Town of Sylvania, OH
- City of Northwood, OH

Strong pipeline of prospects


REDFLEX

Non USA Sales FY05 Update

- Redflex continues to lead the market in Australia
- Point to Point Speed Detection System on trial throughout New South Wales
- Additional sales of Redflex Lasercam systems to the State of Tasmania
- Award of the New Cross City Tunnel camera systems in Sydney
- Award of maintenance for the ACT speed and red-light camera program
- Upgrades to Speed Camera and Bus Lane Enforcement Systems in NSW
- Growth in maintenance services throughout Australia






REDFLEX

Non USA Sales FY05 Update

- Continued sales of Lasercam to the United Kingdom
- First Redflex sales into Spain
- New Sales of Fixed Speed and Red-Light Camera Systems to the largest BOOM operator in South Africa
- Sales of portable Lasercam systems to South Africa





- Developing new markets in Asia
- Achieved Redflex first sale in Asia with the award of speed camera systems for the Taichung tunnel in Taiwan


REDFLEX

Example of Redflex Railway Crossing Enforcement Trial




REDFLEX

Public Awareness Support In The USA

Redflex is active in promoting the benefits of photo enforcement by supporting research and funding campaigns on public safety


National
Campaign
to Stop
Red Light
Running


16
2004
NATIONAL
WEEK


GET HOME SAFE
45
NATIONAL
STOP ON RED
WEEK


GET HOME SAFE
Padres
2004
RED
WEEK




REDFLEX

Competitive Advantages

- Technical capability of delivered systems (higher yields)
- Camera System Performance
- Quality of services
- Financial strength
- Overall experience and roll out rate
- Patent portfolio
- Citation processing and back office capability
- Satisfied customers
- Proven business team


REDFLEX

Traffic Business Operations Review



- USA based revenues averaging ~US$2,000,000+ since October on a growing installed base and long term annuity contracts.
- Public data indicates Redflex systems have the highest efficiency (yield) for digital red light enforcement.
- Production capacity up 150% in CY 2004
- Back office growth of ~125% in CY 2004
- Cost expense control on plan.
- System performance exceeding internal
- and external client expectations.
- Installed base up 90% on trailing 12 months basis.
- Capacity to grow at current rates through 2004/05 for engineering, production and back office citation processing.


REDFLEX

Non USA Operations

- Manufacturing delivering to increasing growth of the US, Australian and International business
- Successful trial of Railway Crossing Enforcement in Victoria
- Software support for Victorian back office
- Delivered Point to Point systems for trial in NSW.





- NSW office servicing 100+ photo enforcement camera systems
- Increased Research and Development activities
- Continuation of deliveries of the Redflex HDX High Definition camera systems

82-34062


REDFLEX

Outlook

- Profitable installed base and contracted backlog in hand to grow business in FY05.
- USA Revenue base starting point for FY05 installed systems increased from 141 to 301 systems (113% increase).
- Strong intellectual property and product portfolio in target markets.
- Continue dominant position in the USA.
- Growing European presence and contract base.
- Favourable market conditions and competitive position.
- Growth to 500+ systems by 30 June 2005.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Redflex Holdings Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 28/Feb/2005

The previous notice was given to the company on: 4/Nov/2004

The previous notice was dated: 4/Nov/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	4,472,764	5.35	5,408,484	6.35%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Appendix				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Appendix				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	1111 Polaris Parkway, Columbus, Ohio 43240.

Signature

print name LAM CHEE KIN capacity VP / JPMorgan Chase Bank, N.A.

sign here date 3/Mar/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

APPENDIX

REDFLEX HOLDINGS LIMITED (ISIN: AU000000RDF0)								
Transaction date	Entity	Type of transaction	Ccy	Price	Quantity	Total Asset Management Positions	Issued share capital	% owned
5-Nov-04	JFCP	Purchase	AUD	3.25	25,123	4,497,887	83,526,000	5.39%
11-Nov-04	JFCP	Transfer In	-	-	11,177	4,509,064	83,526,000	5.40%
11-Nov-04	JFCP	Purchase	AUD	3.19	44,878	4,553,942	83,526,000	5.45%
12-Nov-04	JFCP	Purchase	AUD	3.18	34,798	4,588,740	83,526,000	5.49%
15-Nov-04	JFCP	Purchase	AUD	3.30	22,000	4,610,740	83,526,000	5.52%
7-Dec-04	JFCP	Purchase	AUD	3.70	57,500	4,668,240	83,526,000	5.59%
13-Dec-04	JFCP	Purchase	AUD	3.69	24,200	4,692,440	83,526,000	5.62%
14-Dec-04	JFCP	Purchase	AUD	3.63	13,636	4,706,076	83,526,000	5.63%
15-Dec-04	JFCP	Purchase	AUD	3.72	300,000	5,006,076	83,526,000	5.99%
16-Dec-04	JFCP	Purchase	AUD	3.68	41,510	5,047,586	83,526,000	6.04%
5-Jan-05	JFCP	Purchase	AUD	3.70	11,800	5,059,386	83,526,000	6.06%
6-Jan-05	JFCP	Purchase	AUD	3.70	77,652	5,137,038	83,526,000	6.15%
17-Jan-05	JFCP	Purchase	AUD	3.90	25,669	5,162,707	83,526,000	6.18%
25-Jan-05	JFCP	Purchase	AUD	3.74	32,396	5,195,103	83,526,000	6.22%
27-Jan-05	JFCP	Purchase	AUD	3.80	24,962	5,220,065	83,526,000	6.25%
1-Feb-05	JFCP	Purchase	AUD	3.86	10,565	5,230,630	83,526,000	6.26%
7-Feb-05	JFCP	Transfer Out	-	-	(107,254)	5,123,376	83,526,000	6.13%
23-Feb-05	JFCP	Purchase	AUD	3.64	92,034	5,215,410	85,157,000	6.12%
24-Feb-05	JFCP	Purchase	AUD	3.70	143,074	5,358,484	85,157,000	6.29%
28-Feb-05	JFCP	Purchase	AUD	3.80	50,000	5,408,484	85,157,000	6.35%

'JFCP' = JF Capital Partners Limited

82-34862



Redflex Holdings Limited

ACN 069 306 216

31 Market Street, South Melbourne, Victoria, Australia 3205

Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex Presentation

2 March 2005. Directors are pleased to advise shareholders, brokers and other interested people of a briefing this Friday on Redflex's business developments:

Date:	4 March 2005
Start Time:	12 noon
Venue:	ASX Theatrette, 530 Collins Street, Melbourne

Light refreshments will be available after the briefing.

The briefing documents will be lodged with the ASX and available on the Redflex web site www.redflex.com.au.

Also, please find attached Appendix 3B.

For further information:

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyns.stephens@redflex.com.au
(03) 9674 1712

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	155,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	135,000 at $0.6039 per share 20,000 at $1.8631 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options 135,000 RDFAS 20,000 RDFAP
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
85,312,430	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee Shares fully paid (RDFAI)
60,000	Options expiring 20/5/06 exercisable at $1.52 (RDFAO)
500,000	Options expiring 30/6/05 exercisable at $4.98 (RDFAQ)
1,500,000	Options expiring 01/02/08, exercisable at $0.50 (RDFAR)
2,200,000	Options expiring 30/09/08, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
1,348,000	Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)

82-34862

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

82-34862

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X 155,000 Ordinary Shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities - Not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ○ the date from which they do ○ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ○ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
2 March 2005

== == == == ==


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Redflex reports significant profit increase

21 February 2005. The Directors are delighted to report a profit of $3.963 million for the half year ending 31 December 2004, which represents a 413% increase over the corresponding period in the previous year.

Revenues increased by 56.7% to $21.786 million over the same period.

The Appendix 4D attached contains the full report and accompanying commentary.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
(03) 9674 1712

Appendix 4 D

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

Results for announcement to the market and lodged with the ASX under Listing Rule 4.3A

The Company showed revenue from ordinary activities of $21.786 million which was up 56.7% on the corresponding first half of the previous financial year.

The net profit for the group was $3.963 million which was up 413% on the corresponding period in the last financial year.

		$A'000
Revenues from ordinary activities	Up **56.7%** to	**21,786**
Profit (loss) from ordinary activities after tax	Up **413%** to	**3,963**
Net profit (loss) for the period attributable to members	Up **413%** to	**3,963**
Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	**Nil**	**Nil**
Interim dividend	**Nil**	**Nil**

Ratios	Current period	Previous Corresponding Period
Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue	**18.4%**	**5.6%**
Profit after tax / equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (as a percentage of equity (similarly attributable) at the end of the period	**7.0%**	**1.6%**
Earnings per share Basic EPS	**4.76 cents**	**1.11cents**
Net tangible asset backing per ordinary security	**56 cents**	**45 cents**

Director's Report

Your Directors submit their report for the half-year ended 31 December 2004

The names of the Company's Directors in office during the half-year and until the date of this report are:

Christopher Cooper (Chairman)
Robin Debernardi
Graham Davie
Peter Lewinsky
Bruce Higgins

Review and result of operations

The sustained growth for Redflex during the first half of the 2004/2005 year is very pleasing with impressive performance compared with the corresponding period for the 2003/2004 year. The key growth driver continues to be the USA based Build-Own-Operate photo enforcement business.

For the first half of the 2004/2005 year the Redflex Consolidated entity reported:

- Revenues: $21.786 million - up 56.7% on the corresponding period in the previous financial year.
- Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA): $7.690 million – up 143% on the corresponding period last year.
- Net Profit after Tax: $3.963 million – up 413% on the corresponding period last year.

Outlook

The Company is positioned to further grow its business given its strong operating achievements, signed contracts in the USA relating to the USA Traffic division, and a strong pipeline of prospects and selections with additional cities.

Redflex Traffic Systems Inc

Redflex Traffic Systems (RTS) in the USA continues to lead the market in North America in installed systems, installation rate and market share, and based on our latest estimates of installed base of all competitors is now the largest supplier of outsourced photo enforcement systems in the USA.

RTS has contracts with 73 cities world wide. In the USA it has contracts with 58 cities across eleven states and has averaged an installation rate of approximately 16 cameras per month for the 2004 calendar year.

There were 401 camera systems installed in the USA at the end of the period- an increase of 89% over the calendar year ending 31 December 2003.

Continued strong performance of the Traffic business in the first half of the financial year, highlighted by these key points:

- Consolidated operating profit before tax of A$4.760 million (excluding head office costs) on revenue of A$18.365 million.
- The AUD revenue is up 81.2% on the same period last year.
- Profit up to A$4.760 million compared to A$2.579 million for the corresponding period in 2003.

Growth Initiatives during the Period

The legislative environment has allowed expansion of activities to introduce speed detection into cities. This suits Redflex' strategy for the Build Own Operate Maintain business model.

During the current period the contract base was extended with 7 new cities announced since 1 July 2004, along with the conversion to fixed combination speed and red-light cameras in Toledo and Scottsdale. The Company also introduced its first mid-block fixed speed camera in Scottsdale in addition to an extension of the existing program.

Installation rates have been accelerated with the following milestones reached or anticipated.

- 301 systems installed at 30 June 2004.
- 401 systems installed at 31 December 2004, representing an 87% increase over the last twelve months.
- At least 500 cameras are expected to be installed by the end of June 2005.

Redflex Traffic Systems Australia

The Traffic Division in Australia continues to target opportunities within Australia and around the world, excluding the USA.

Market share in Australia has been consolidated. Redflex is the leading supplier in the photo enforcement market. Significant developments have been:

- RTA NSW point to point camera trial
- Further Tasmanian order for mobile radar camera systems
- Increase in red-light camera systems for Victoria
- New maintenance contracts with the RTA NSW and ACT.

A number of significant International sales developments have occurred including;

- Further orders for Lasercam in the UK and South Africa.
- Achieved certification and new sales of Redflex red light systems in South Africa
- Opened a European representative sales office.

The business has consolidated the benefits arising from the acquisition of the assets and intellectual property of Poltech International.

Redflex Communications Systems

An operating profit of $673,000 was recorded (excluding head office costs) compared to a loss of $869,000 for the corresponding period for the previous year. Recently announced new contracts lead us to expect a profitable second half.

There are indications that an expected upturn is occurring with new contracts totalling $3.5 million won over the last two months. This work is predominantly short term in nature with the majority likely to occur in this financial year.

The Company believes the forward order book and prospects to be in much better shape this year, compared to the same time last year, with many opportunities emerging from the new Gen 3 product currently being developed. The development is taking place in conjunction with a $2.6 million Research and Development Grant claimable over FY05 and FY06.

Revenue for the first half was $3.407 million and is expected to increase in the second half based on orders held by the Division.

Financing Activities

In December 2004 the Company raised $5.06 million in equity through the Share Purchase Plan.

In addition, during the year the Company acquired a USD 13 million secured Revolving Credit Facility through Chicago based, Harris Trust & Savings Bank to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. The debenture held by the NAB over all the Redflex traffic companies was removed. The new financier, Harris Trust and Savings Bank was granted a first and only priority senior security interest in Redflex Traffic Systems Inc and its subsidiaries.

The funding places the Company in a strong financial position going forward with the ability to maintain and increase current installation rates. At 31 December 2004 USD 8.465 million of the facility had been drawn. Based on current projections for growth, this facility is considered adequate to take the Company to the point where the capital expenditure required for planned growth is fully fundable from net operating activities.

Events subsequent to 31 December 2004

There have been no events of a material nature subsequent to 31 December 2004 that are likely to have an impact on the results and not otherwise dealt with in this report.

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

The Company has received the Auditor's Independence Declaration dated 18 February 2005.

Signed in accordance with a resolution of the Directors.



Graham Davie
Director
Melbourne, 21 February 2005

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR HALF YEAR ENDED 31 DECEMBER 2004

	Consolidated Entity	
	31-Dec-04 $'000	31-Dec-03 $'000
Revenue from operating activities:		
Revenue from sale of services or systems	8,105	6,005
Revenue from fee for service contracts	13,643	7,877
Total Revenue from operating activities	**21,748**	**13,882**
Revenues from outside the operating activities:		
Interest from other persons	38	14
Sundry Income	0	6
Total revenue from outside the operating activities	**38**	**20**
Total revenue from ordinary activities	**21,786**	**13,902**
Expenses from ordinary activities		
Materials & consumables used	3,567	2,988
Depreciation expense	2,893	1,718
Amortisation of Intangibles	593	452
Borrowing costs	239	234
Salaries & wages expense	7,965	6,140
Rental/operating leases	262	107
Occupancy costs	512	468
Provision for warranty	136	0
Provision for obsolescence	116	0
Outlays Capitalised in Intangibles	(1,260)	(1,043)
Other expenses from ordinary activities	2,758	2,065
Total expenses from ordinary activities	**17,781**	**13,129**
Profit (loss) from ordinary activities before tax	**4,005**	**773**
Income tax on ordinary activities	42	0
Profit (loss) from ordinary activities after tax attributable to members	**3,963**	**773**
Net exchange difference on translation of foreign statements of foreign controlled entity.	(1,948)	(6,619)
Total changes in equity not resulting from transactions with owners as owners	2,015	(5,846)
Franked Dividends per share	0	0
Basic earnings per share	4.76 cents	1.11 cents
Diluted earnings per share	4.43 cents	1.04 cents

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Consolidated Entity	
	31-Dec-04	30-Jun-04
	$000	$000
Current Assets		
Cash Assets	9,488	2,781
Term deposits	1,098	1,240
Receivables	9,928	8,178
Inventories	7,593	6,909
Work In Progress	2,430	3,369
Other assets	151	354
	30,688	22,831
Non-Current Assets		
Property Plant & equipment	32,504	27,966
Intangible Assets	9,242	8,371
	41,746	36,337
Total Assets	**72,434**	**59,168**
Current Liabilities		
Payables	3,787	4,699
Interest- bearing liabilities	7	3,974
Provisions	567	816
	4,361	9,489
Non Current Liabilities		
Interest- bearing liabilities	11,164	232
Provisions	112	262
	11,276	494
Total Liabilities	**15,637**	**9,983**
Net Assets	**56,797**	**49,185**
Equity		
Contributed Equity	79,036	73,633
Foreign Currency Translation Reserve	(9,557)	(7,802)
Accumulated Losses	(12,682)	(16,646)
Total Equity	**56,797**	**49,185**

REDFLEX HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated Entity 31-Dec-04 $000	31-Dec-03 $000
Cash Flows from Operating Activities			
Receipts from customers		20,035	13,733
Grant received		537	0
Payments to suppliers and employees		(17,294)	(15,839)
Interest received		38	14
Interest and other costs of finance paid		(239)	(234)
Net Cash Flows from (Used in) operating activities		3,077	(2,326)
Cash Flows from Investing Activities			
Payments for property, plant and equipment	2	(7,431)	(6,204)
Loans from other entities		0	587
Capitalised research and development		(1,260)	(1,128)
Net Cash Flows from (Used in) investing activities		(8,691)	(6,745)
Cash Flows from Financing Activities			
Bank borrowings repaid to NAB		(3,761)	1,294
Bank Borrowings from Harris Bank		10,851	0
Shareholder loans received (paid)		0	(258)
Cash proceeds from share issues		5,403	13,863
Net Cash Flows from (Used in) financing activities		12,493	14,899
Net Increase/(Decrease) in Cash held		6,879	5,828
Cash at beginning of financial year		4,021	2,183
Effect of currency translation on opening cash balance		(314)	(448)
Cash at End of Financial Year		**10,586**	**7,563**
Reconciliation of Cash			
Cash at the end of the year consists of:			
Cash on Hand and at Bank		9,488	6,816
Deposits at call		1,098	747
		10,586	**7,563**

Notes to the Condensed Consolidated Financial Statements for the half-year ended 31 December 2004

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This general purpose half-year financial report has been prepared in accordance with Accounting standard AASB 1029 'Interim Financial Reporting', Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This half-year financial report does not include all the notes of the type usually included in an annual financial report. It is recommended that this financial report be read in conjunction with the financial report for the year ended 30 June 2004 and any public announcements made by Redflex Holdings Limited during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

NOTE 2 MATERIAL FACTORS AFFECTING THE ASSETS, LIABILITIES AND EQUITY OF THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Cash Assets

The balance of cash holding increased during the half-year ended 31 December 2004 by $6.565 million

Major sources of cash reserves during the half-year were:	
Proceeds from Share Purchase Plan,	$5.063 million
Net new bank borrowings	$7.089 million

Major uses of cash reserves during the half-year were:	
Investment in infrastructure assets installed in USA	$7.431 million

The investment in USA based assets has been made progressively during the year and accumulated assets and liabilities have been translated to AUD at half-year end exchange rate of AUD/USD 0.7801 using the current rate method. The downward revaluation of the net asset values has been taken to the Foreign Exchange Translation Reserve as required under AASB 1012 for entities deemed to be self-sustaining.

NOTE 3 ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	85,157,435	85,157,435		
Changes during current period				
(a) Increases through issues				
Share Purchase Plan	1,476,002	1,476,002	$3.43	$3.43
Conversion of employee options				
RDFAM	20,000	20,000	$2.98	$2.98
RDFAR	300,000	300,000	$0.50	$0.50
RDFAS	220,000	220,000	$0.60	$0.60
(b) Decreases through returns of capital, buybacks	0	0	0	0
Options	6,323,000	0	0	0
Issued during current period Employee Options	0	0	0	0
Exercised during current period				
RDFAM	20,000	20,000	$2.98	$2.98
RDFAR	300,000	300,000	$0.50	$0.50
RDFAS	220,000	220,000	$0.60	$0.60
Expired during current period	20,000	20,000	$2.98	$2.98

NOTE 4 SEGMENT NOTE

(a) Business Segments

	Corporate		Communications		Traffic		Total	
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	14	20	3,407	3,749	4,722	2,256	8,143	6,025
Revenue from fee for service contracts	0	0	0	0	13,643	7,877	13,643	7,877
Total revenue	14	20	3,407	3,749	18,365	10,133	21,786	13,902
EBITDA	(1,533)	(827)	1,169	(457)	8,055	4,461	7,691	3,177
Consolidated operating profit before tax	(1,428)	(937)	673	(869)	4,760	2,579	4,005	773
Total assets	7,311	8,937	11,978	11,697	53,145	35,206	72,434	55,840

(b) Geographical segments

	Australia		USA		Other		Total	
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	3,141	1,805	2,945	3,230	2,057	990	8,143	6,005
Revenue from fee for service contracts	0	0	13,643	7,877	0	0	13,643	7,877
Total revenue	3,141	1,805	16,588	11,107	2,057	990	21,786	13,902
Total assets	27,102	29,656	45,332	26,184	0	0	72,434	55,840

The consolidated entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate Maintain business providing fully outsourced traffic enforcement programs to cities and townships.
The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications Business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The Segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services.

The geographical split recognises the countries in which the work is transacted.
The corporate division represents the Group's Head Office which is based in Melbourne, Australia.

NOTE 5 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

There has been no change in contingent assets or liabilities since June 30, 2004.

NOTE 6 TRANSITION TO IFRS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian standards to Australian equivalents of International Financial reporting standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to Australian equivalents of IFRSs. As the Company has a June 30 year end, priority has been given to considering the preparation of an opening statement of financial position in accordance with AASB equivalents as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRSs in the future, and is required when Redflex prepares its first fully IFRS compliant financial report for the year ended 30 June 2006.

Following are key areas where accounting policies will change and may have an impact on the financial report. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are
Loans and receivables – measured at cost, held to maturity
Loans and receivables – measured at amortised cost, held for trading
Loans and receivables – measured at fair value, with fair value changes charged to profit or loss
Loans and receivables – measured at fair value, with fair value changes taken to equity
Non-trading liabilities – measured at amortised cost.
This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge accounting

Under AASB139 Financial Instruments: Recognition and Measurement, hedges that are able to be separately identified and documented in accordance with the requirements of IAS 139 can be treated as hedges. Any hedges not separately identified and documented in accordance with the requirements of IAS 139 will be treated as general hedges and accordingly, all gains and losses on the contracts will be recognized in the income statement.

Goodwill

Under the Australian equivalent to AASB3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics will not be amortised but subject to annual impairment testing. This will result in a change in the Group's current

accounting policy which amortises goodwill over its useful life but not exceeding ten years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Impairment of assets

Under the Australian equivalent to AASB136 Impairment of assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. It is expected that the value in use measurement will exceed net selling price. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is possible that impairment of assets will be recognized sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the conditions under which impairment will be assessed are not yet known.

Intangible assets

Under the Australian equivalent to AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy which allows for the capitalization of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. Under the new policy, all research costs will be written off as incurred. Reliable estimation of the future financial effects of this change in accounting policy cannot yet be identified; however an amount may be required to be adjusted against opening retained earnings for the amount that does not meet the recognition requirements under IFRS.

Share based payments

Under AASB2 Share Based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognize as an expense in the Statement of Financial Performance. This statement is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income Taxes

Under the Australian equivalent to AASB112 Income Taxes, the Company will be required to use a Balance sheet liability method which focuses on the tax effects of transactions and other events that effect amounts recognized in either the Statement of Financial Position or a tax-based balance sheet. The change in accounting standard is expected to coincide with the utilization of carry forward tax losses and the recognition of the tax effect on both timing differences relating to the differing treatments used for book and tax differences. The capital gains tax effect of asset revaluations arising from asset impairment reviews will be recognized. It is not expected that there will be any further material impact as a result of adoption of this standard.

Foreign currency translation reserve

Upon transition to the adoption of Australian equivalents of IFRSs the Company has the option to reset the foreign currency translation reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings in the Statement of Financial Position

Redflex Holdings Limited
Directors' Declaration for the half-year ended 31 December 2004

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors the financial report, in the form of Appendix 4D of the Australian Stock Exchange Listing Rules, of the Consolidated entity:

(1) gives a true and fair view of the financial position as at 31 December 2004 and the performance for the half year ended on that date, and

(2) complies with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001, and

(3) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Graham W Davie
Director
Redflex Holdings Limited
ABN 96 069 306 216
21 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both Redflex Holdings Limited (the company) and the entities it controlled during the half-year ended 31 December 2004, and the directors' declaration, for the company, for the half-year ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half-year ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young



David Petersen
Partner
Melbourne
Date: 21 February 2005